Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

Choice Hotels International, Inc. published the following communication on its LinkedIn page on October 23, 2023.

Choice CEO @Patrick Pacious spoke with @Yahoo Finance’s @Brian Sozzi about the shareholder- and franchisee-friendly proposal to combine with @Wyndham Hotels & Resorts, which we believe would accelerate both companies’ long-term organic growth strategy.

Watch the interview and learn more about the Choice proposal here:

https://www.createvaluewithchoice.com/?utm_source=LinkedIn&utm_medium=cpc&utm_campaign=Choice_CNBC

#ChoiceHotels #ChoiceWyndham #CreateValueWithChoice #MakeItYourChoice #M&A #Hospitality

Investors are urged to read the important information in its entirety on the landing page available here:

https://www.createvaluewithchoice.com/?utm_source=LinkedIn&utm_medium=cpc&utm_campaign=Choice_CNBC

Choice Hotels International
94,765 followers
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Choice CEO Patrick Pacious spoke with Yahoo Finance's Brian Sozzi about the shareholder- and franchisee-friendly proposal to combine with Wyndham Hotels & Resorts, which we believe would accelerate both companies' long-term organic growth strategy.

Watch the interview and read about our proposal here: https://lnkd.in/eaCqeFJ8

#ChoiceHotels #ChoiceWyndham #CreateValueWithChoice #MakeItYourChoice #Mergers #Acquisitions #Hospitality

Investors are urged to read the important information in its entirety on the landing page available here: https://lnkd.in/eb8resWS



OCTOBER 19, 2023
CHOICE
DOW -23.44 (-0.07%)
S&P 500 +1.75 (+0.04%)
NASDAQ +24.81 (+0.19%)
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CHOICE HOTELS PRESENTS $7.8B BID FOR WYNDHAM HOTELS BUYOUT
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See the LinkedIn post here.